

Response of the Office of Chief Counsel
Division of Corporation Finance

May 21, 2013

Re: Pfizer Inc. ("Pfizer")
Incoming Letter Dated May 21, 2013

Capitalized terms have the same meaning as defined in your letter.

You have asked for the Division's view as to whether the Exchange Offer of Pfizer Common Stock for Zoetis Class A Common Stock will qualify for the exemption under Rule 101(c)(9) of Regulation BTR, in the event the Suspension results in a "blackout period," as defined in Rule 100(b) of Regulation BTR.

Based on the facts presented, the Division is of the view that the Exchange Offer will qualify for the Rule 101(c)(9) exemption, such that directors and executive officers of Pfizer may continue to participate in the Exchange Offer during the pendency of any Suspension that results in a blackout period. In reaching this conclusion, we note in particular your representations that:

- the Exchange Offer is solely for the purpose to effect the divestiture of Zoetis from Pfizer;
- the Exchange Offer is subject to, and will comply with, Exchange Act Rule 13e-4 or Regulation 14D under the Exchange Act;
- the Suspension is imposed by the Third-Party Administrators to enable them to allow participants and beneficiaries of the Plans to elect to participate in the Exchange Offer while maintaining an accurate accounting of the account balances of such participants and beneficiaries; and
- Pfizer directors and executive officers would continue to be permitted to tender into the Exchange Offer during a blackout period, but would not otherwise be permitted to directly or indirectly purchase, sell or otherwise acquire or transfer Pfizer common stock during such blackout period if the shares involved were or would be acquired in connection with service or employment as a director or executive officer.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different conclusion.

Sincerely,

Anne Krauskopf
Senior Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

May 21, 2013

Mail Stop 4561

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Re: Pfizer Inc

Dear Mr. Breheny: Brian

In regard to your letter of May 21, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7180
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202-661-9010
EMAIL ADDRESS
BRIAN.BREHENY@SKADDEN.COM

Securities Exchange Act of 1934
Rule 101(c)(9) of Regulation BTR

May 21, 2013

BY EMAIL

Mr. Thomas J. Kim
Associate Director and Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pfizer Inc. Blackout Trading Restriction (Regulation BTR)

Dear Mr. Kim:

We are writing on behalf of our client, Pfizer Inc. ("Pfizer"), in connection with an exchange offer that potentially would be commenced on or after May 22, 2013. In the exchange offer (the "Exchange Offer"), Pfizer will offer holders of its common stock the opportunity to exchange all or a portion of their holdings of Pfizer common stock for shares of common stock of Zoetis Inc. ("Zoetis"), as described below.

Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and Rule 101(a) of Regulation BTR[1] make it "unlawful for any director or executive officer of an issuer of any equity security (other than an exempt security), directly or indirectly, to purchase, sell or otherwise acquire or transfer any equity security of the issuer (other than an exempt security) during any blackout period with respect to such equity security, if such director or executive officer acquires or previously acquired such equity security in connection with his or her service

[1] 17 C.F.R. §245.101(a).

or employment as a director or executive officer." Section 306(a)(3) of Sarbanes-Oxley granted the U.S. Securities and Exchange Commission (the "Commission") the authority to adopt "appropriate exemptions" from Section 306(a)(1). Pursuant to this authority, the Commission adopted a number of exemptions, including one related to "[a]ny acquisition or disposition of equity securities in connection with a merger, acquisition, divestiture or similar transaction occurring by operation of law."[2] Because it is possible that a blackout period (as that term is defined by the Commission in Rule 100(b) of Regulation BTR)[3] may be triggered during the Exchange Offer, we are seeking confirmation that the Staff of the Commission's Division of Corporation Finance (the "Staff") does not object to Pfizer's interpretation that the disposition of equity securities in connection with the Exchange Offer qualifies for the exemption under Rule 101(c)(9) of Regulation BTR.

BACKGROUND

A. Parties to the Transaction

1. *Pfizer*

Pfizer is a publicly held corporation incorporated in Delaware. Pfizer is a global biopharmaceutical company engaged in the discovery, development and manufacturing of health care products. Pfizer reported revenues of approximately $59.0 billion for the year ended December 31, 2012.

Pfizer is also a well-known seasoned issuer, subject to the registration and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, it files with the Commission periodic reports, proxy statements and other information relating to Pfizer's business, financial results and other matters. Pfizer is current in its Exchange Act reporting requirements.

As of February 21, 2013, there were 7,189,061,853 shares of Pfizer common stock, par value $0.05 per share ("Pfizer Common Stock"), outstanding. Pfizer Common Stock is registered under Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange (the "NYSE").

2 17 C.F.R. §245.101(c)(9).

3 17 C.F.R. §245.100(b).

2. *Zoetis*

Zoetis is a publicly held corporation incorporated in Delaware. Zoetis is a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals. Zoetis reported revenues of approximately $4.3 billion for the year ended December 31, 2012.

Zoetis completed its initial public offering on February 6, 2013. Zoetis is subject to the registration and reporting requirements of the Exchange Act, and Zoetis files with the Commission periodic reports, proxy statements and other information relating to its business, financial results and other matters. Zoetis is current in its Exchange Act reporting requirements.

As of March 22, 2013, there were 99,015,000 shares of Zoetis Class A common stock, par value $0.01 per share ("Zoetis Class A Common Stock"), outstanding, and 400,985,000 shares of Zoetis Class B common stock, par value $0.01 per share ("Zoetis Class B Common Stock" and, together with Zoetis Class A Common Stock, "Zoetis Common Stock") outstanding. Zoetis Class A Common Stock is registered under Section 12(b) and is listed on the NYSE. The rights of the holders of the shares of Zoetis Class A Common Stock and Zoetis Class B Common Stock are identical, except with respect to voting and conversion. Each share of Zoetis Class A Common Stock and Zoetis Class B Common Stock is entitled to one vote per share for all matters submitted to a vote of stockholders other than with respect to the election of directors. With respect to the election of directors, each share of Zoetis Class B Common Stock is entitled to 10 votes per share, and each share of Zoetis Class A Common Stock is entitled to one vote per share. In addition, each share of Zoetis Class B Common Stock held by Pfizer or one of its subsidiaries is convertible into one share of Zoetis Class A Common Stock at any time, but is not convertible if held by any other holder.

Pfizer currently owns 100% of Zoetis Class B Common Stock and no shares of Zoetis Class A Common Stock. This equates to approximately 80.2% of the economic interest and the combined voting power in shares of Zoetis Common Stock other than with respect to the election of directors and approximately 97.6% of the combined voting power of Zoetis Common Stock with respect to the election of directors.

B. Purpose of the Exchange Offer

The purpose of the Exchange Offer is to separate Zoetis's animal health business from Pfizer's biopharmaceutical businesses in a tax-efficient manner, thereby enhancing stockholder value and better positioning Pfizer to focus on its core biopharmaceutical business. In addition, the Exchange Offer is expected to be tax-free to Pfizer stockholders and Pfizer. Finally, the Exchange Offer is an efficient means of placing Zoetis Common Stock with holders of Pfizer Common Stock who wish to own an interest in Zoetis. By comparison, a separation effected exclusively by a spin-off dividend of Pfizer's remaining interest in Zoetis would result in all Pfizer stockholders becoming owners of Zoetis, regardless of their desire to own shares of Zoetis Common Stock.

C. Terms of the Exchange Offer

The terms of the Exchange Offer will be fully described in the Prospectus ("Prospectus") included in a Registration Statement on Form S-4 to be filed by Zoetis. Participation in the Exchange Offer is voluntary, and it is expected that Pfizer, Zoetis and the dealer managers have not and will not make any recommendation about whether holders of Pfizer Common Stock should participate.

The Exchange Offer will not set forth a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price will be expressed as a ratio of Zoetis Common Stock for each $1.00 of Pfizer Common Stock tendered pursuant to the Exchange Offer (subject to the upper limit on the exchange ratio described below). This value relationship will reflect a discount to the estimated value of Zoetis Common Stock in order to encourage participation in the Exchange Offer. This pricing mechanism is similar to the one used in a number of transactions that received relief from the Staff.[4] We are separately seeking relief from the Staff of the Office of Mergers and Acquisitions in the Commission's Division of Corporation Finance to use this pricing mechanism in the Exchange Offer.

D. The Steps of the Exchange Offer

In addition to being described in the Prospectus, the Exchange Offer also will be described in the Schedule TO (the "Schedule TO") to be filed by Pfizer. Set forth below is a description of the key components of the Exchange Offer.

1. *Conversion of Zoetis Class B Common Stock*

Immediately prior to the completion of the Exchange Offer, Pfizer will convert Zoetis Class B Common Stock into Zoetis Class A Common Stock to the extent necessary to effect the Exchange Offer.

2. *The Distribution*

Following the conversion described above, Pfizer will distribute shares of Zoetis Common Stock to Pfizer stockholders pursuant to the Exchange Offer. In the Exchange Offer, Pfizer is offering holders of Pfizer Common Stock the opportunity to exchange all or a portion of their Pfizer Common Stock for shares of Zoetis Common Stock.

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4 *See Bristol-Myers Squibb Company* (avail. Nov. 16, 2009) and *P&G* (avail. Oct. 8, 2008). *See also Kraft Foods Inc.* (avail. July 1, 2008); *Halliburton Company* (avail. Mar. 21, 2007); *Weyerhaeuser Company* (avail. Feb. 23, 2007); *McDonald's Corporation* (avail. Sept. 27, 2006); *PPG Industries, Inc.* (avail. Dec. 21, 2012); and *Kraft Foods Inc.* (avail. July 1, 2008); *Lazard Freres & Co.* (avail. Aug. 11, 1995); *TXU Corporation* (avail. Sept. 13, 2004).

II. DISCUSSION

As you are aware, Section 306(a) of Sarbanes-Oxley and Rule 101(a) of Regulation BTR generally prohibit a director or an executive officer of an issuer of an equity security from, directly or indirectly, purchasing, selling or otherwise acquiring or transferring any equity security of the issuer during any blackout period with respect to such equity security, if such equity security was acquired in connection with his or her service or employment as a director or an executive officer.

Rule 100(b) defines a "blackout period" with respect to the equity securities of an issuer (other than a foreign private issuer) as "any period of more than three consecutive business days during which the ability to purchase, sell or otherwise acquire or transfer an interest in any equity security of such issuer held in an individual account plan is temporarily suspended by the issuer or by a fiduciary of the plan" with respect to 50% or more of the participants or beneficiaries located in the United States under all individual account plans maintained by the issuer that permit participants or beneficiaries to hold or acquire equity securities of the issuer. Rule 102 of Regulation BTR provides a list of certain trading suspensions that do not constitute a blackout period as defined in Rule 100(b).[5]

Pfizer has consulted with the third-party record keepers and custodians (the "Third-Party Administrators") of the Pfizer individual account plans (the "Plans") and, based on these consultations, Pfizer believes it is possible that the end of the Exchange Offer period may coincide with a blackout period as defined by Rule 100(b). The Third-Party Administrators have indicated to Pfizer that they temporarily will suspend the ability of participants and beneficiaries who give instructions to tender their shares of Pfizer Common Stock in the Exchange Offer to purchase, sell or otherwise acquire or transfer shares of Pfizer Common Stock held for their account under the Plans, including intra-plan transactions (such temporary suspension, the "Suspension"). Participants in and beneficiaries of the Plans who do not tender their shares of Pfizer Common Stock in the Exchange Offer will not be subject to the Suspension. The Suspension is expected to last more than three consecutive business days, commence prior to expiration of the Exchange Offer and extend past the time when Pfizer accepts tendered shares of Pfizer Common Stock in exchange for Zoetis Common Stock. The purpose of the Suspension imposed by the Third-Party Administrators is to enable the Third-Party Administrators to allow participants and beneficiaries of the Plans to elect to participate in the Exchange Offer while maintaining an accurate accounting of the account balances of such participants and beneficiaries.[6]

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[5] 17 C.F.R. §245.102.

[6] It is our understanding that the Third-Party Administrators are permitted to commence the Suspension prior to the end of the Exchange Offer period. The relationship between the Third-Party Administrators and the plan participants and beneficiaries is private, exists independently from the tender offer and is governed by terms and conditions outside of the Tender Offer. Notwithstanding the timing of the commencement of the Suspension, the Exchange Offer, by its terms, will remain open for a minimum of 20 business days as required by Rule 14e-1(a) of the Exchange Act.

The Suspension will be a blackout period as defined by Rule 100(b) only if 50% or more of the participants or beneficiaries located in the United States under all individual account plans maintained by the issuer that permit participants or beneficiaries to hold or acquire equity securities of the issuer tender their shares of Pfizer Common Stock in the Exchange Offer. Pfizer cannot at this time determine whether the Suspension will constitute a blackout period as defined by Rule 100(b), and Pfizer may not be able to make such determination prior to the date of the Suspension. Pfizer will timely notify the Commission and each Pfizer director and executive officer of the potential blackout period as required by Rule 104 of Regulation BTR.[7]

Rule 101(c) of Regulation BTR provides specific exemptions from the statutory trading prohibition of Section 306(a)(1) and Rule 101(a).[8] Rule 101(c)(9) provides an exemption for "any acquisition or disposition of equity securities in connection with a merger, acquisition, divestiture or similar transaction occurring by operation of law."

We believe that tender offers that are subject to Rule 13e-4 or Regulation 14D under the Exchange Act and Regulation 14E under the Exchange Act, such as the Exchange Offer, should be deemed to qualify for the exemption under Rule 101(c)(9). As a result of the application of Rule 13e-4 and Regulation 14E, the Exchange Offer will be conducted in accordance with laws adopted by the United States Congress and rules and regulations promulgated by the Commission pursuant to those laws. For instance, the Exchange Offer will be, among other things, required to be open to all holders of Pfizer Common Stock and the consideration paid to any holder of Pfizer Common Stock for shares tendered into the Exchange Offer must be the highest consideration paid to any other holder of Pfizer Common Stock for shares tendered in the Exchange Offer.[9] Indeed, absent the view that the Exchange Offer qualifies for the exemption in Rule 101(c)(9), Pfizer may be compelled to participate in a violation of Regulation BTR by allowing directors and executive officers of Pfizer to tender their shares of Pfizer Common Stock in the Exchange Offer to avoid violating Rule 13e-4(f)(8)(i) of the Exchange Act, the regulatory provision that requires a tender offer to be open to all security holders of the class of subject securities. By tendering, the directors and executive officers would potentially be acting in contravention of Section 306(a)(4) and Rule 101(a) because the tender could constitute a prohibited sale.

We do not believe sales of Pfizer Common Stock by Pfizer directors or executive officers pursuant to the Exchange Offer during any potential blackout period are the types of sales that Section 306(a)(1) and Regulation BTR were intended to capture.[10] The Commission noted when adopting Regulation BTR that the new rules would "equalizes the treatment of corporate

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[7] 17 C.F.R. §245.104.

[8] 17 C.F.R. §245.101(c).

[9] See 17 C.F.R. 240.13e-4(f)(8).

[10] We note that the Rule 101(c)(9) exemption will not allow directors and executive officers of Pfizer to sell, transfer or purchase any equity security of Pfizer outside of the Exchange Offer during any blackout period, if such equity security was acquired in connection with service or employment as a director or an executive officer.

executives and rank-and-file employees," guard against a "director or executive officer obtain[ing] an unfair advantage" and "align the interests of directors and executive officers more closely with those of the rank-and-file employees."[11] Transactions conducted pursuant to the Commission's tender offer rules and regulations, like the Exchange Offer, provide these protections.

All Pfizer directors, executive officers and employees who own Pfizer Common Stock (including Pfizer Common Stock held for their account under the Plans) are eligible to participate in the Exchange Offer and will be treated equally under the terms of the Exchange Offer. Pfizer directors and executive officers that are allowed to tender Pfizer shares into the Exchange Offer will not have an unfair advantage over other Pfizer employees. Instead, allowing all holders of Pfizer Common Stock to choose whether they would like to participate in the Exchange Offer, without the potential to violate Section 306(a) and Regulation BTR, will uphold the investor protections against discriminatory tender offers open to only certain security holders that the Commission cited as a basis for adopting the tender offer all holders rule.[12]

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[11] SEC Rel. No. 34-47225 (Jan. 22, 2003).

[12] SEC Rel. No. 34-23421 (July 11, 1986).

III. REQUESTED INTERPRETATIVE RELIEF

Based on the foregoing, we respectfully request that the Staff not object to Pfizer's interpretation that the disposition of equity securities in connection with the Exchange Offer qualifies for the Rule 101(c)(9) exemption and, as a result, that shares tendered under the Exchange Offer by Pfizer directors and executive officers will not be subject to the restrictions under Section 306(a)(1) of Sarbanes-Oxley or Regulation BTR.

* * * * *

If you have any questions or comments with respect to this matter, please call me at (202) 371-7180.

Very truly yours,

Brian V. Breheny

cc: Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.
Andrew J. Muratore, Assistant General Counsel – Business Transactions, Pfizer Inc.
Thomas W. Greenberg, Skadden, Arps, Slate, Meagher & Flom LLP